Cellular Dynamics International, Inc.

525 Science Drive

Madison, Wisconsin 53711

July 22, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

RE:

Cellular Dynamics International, Inc.
Registration Statement on Form S-1
File No. 333-189049

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Cellular Dynamics International, Inc. (the “Company”), hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 2:00 p.m., Washington, D.C. time, on July 24, 2013, or as soon thereafter as is practicable.

In requesting acceleration as described above, the undersigned, on behalf of the Company, acknowledges the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Company’s outside counsel, Dennis Connolly, at
(414) 287-9258, to inform him as soon as possible after the above-referenced Registration Statement has been declared effective.

[Signature page follows]

Securities and Exchange Commission

July 22, 2013

Very truly yours,

CELLULAR DYNAMICS INTERNATIONAL, INC.

/s/ Thomas M. Palay, Ph.D

Thomas M. Palay, Ph.D

President and Vice Chairman of the Board

[Signature page to Acceleration Request Letter]

July 22, 2013

Re:

Acceleration Request for Cellular Dynamics International, Inc.

Registration Statement on Form S-1 (File No. 333-189049)

SECURITIES AND EXCHANGE COMMISSION Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters, hereby joins in the request of Cellular Dynamics International, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may be declared effective at 2:00 p.m., Washington D.C. time, on July 24, 2013, or as soon thereafter as practicable.

In connection with the preliminary prospectus distribution for the above-mentioned issue, the underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the preliminary prospectus dated July 9, 2013 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The underwriters have effected approximately the following distribution of copies of the preliminary prospectus, dated July 9, 2013, through the date hereof:

Preliminary Prospectus, dated July 9, 2013:

2,024 copies were distributed to prospective underwriters, institutional investors, dealers and others.

Very truly yours,

J.P. MORGAN SECURITIES LLC

As representative of the several underwriters

By:  J.P. Morgan Securities LLC

By:  /s/ Khaled Habayeb

Khaled Habayeb

Executive Director